

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Mr. Israel Menahem Vizel
President and Chief Financial Officer
Marathon Bar Corp.
427 N Tatnall St. #32607
Wilmington, DE 19801-2230

> **Re:** **Marathon Bar Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 29, 2011**
> **File No. 333-178230**

Dear Mr. Vizel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We remind you of prior comments 1 and 2 from our letter dated December 27, 2011. In that regard, please include in your letter numbered responses which clearly identify the page(s) of the marked version of the filing where you have provided the responsive disclosure.

2. Please incorporate the revised disclosures that you indicate in response to prior comments 5 and 16.

Description of Business, page 18

Properties, page 21

3.  We note your response to prior comment 8.  Please clarify your reference to "shared office services," and file the service agreement as a material contract pursuant to Item 601(b)(10) of Regulation S-K.

4.  Your disclosures indicate that you intend to pursue a business plan local to Israel. Please include disclosures with respect to your Israeli operations as Item 102 of Regulation S-K requires.

Competitive Advantages, page 20

5.  Please identify your competing "local Israeli based company" by name, and

6.  We note your response to prior comment 14 and reissue such comment. Please explain the basis for your qualitative conclusions in the last two sentences of this paragraph.  In that regard, we note your disclosures indicate your management's lack of experience, your lack of operations, and that you have not taken any concrete steps in commencing your business plan.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

7.  We note your response to our prior comment 15 and reissue our comment.  Please revise your tabular disclosure on page 24 to ensure that all sums presented are clerically accurate.  We also note the quarterly amounts provided in your tabular presentation for your Plan of Operations if 100% of your shares are sold appear to be a duplicate of your presentation if 50% of your shares are sold.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Carroll, Staff Accountant, at (202) 551-3362, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc:     Jonathan D. Strum
        Law Offices of Jonathan D. Strum